Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

January 26, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:         TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Collins Long/Short Credit Fund

Dear Mr. Gregory:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of January 22, 2015 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 469 to its registration statement, filed on behalf of its series, Collins Long/Short Credit Fund (the “Fund”).  PEA No. 469 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 14, 2014 for the purpose of adding the Fund as a new series of the Trust.

For your convenience in reviewing the Trust’s response, your comments are included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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General Comments

1.   Staff Comment: With respect to Staff Comment 35, it is the Staff’s position that the presentation of returns for the Long/Short Credit Account, a sleeve of an existing open-end fund, must reflect either the expenses of the Collins Alternative Solutions Fund or the expenses of the Collins Long/Short Credit Fund.

2.   Staff Comment: With respect to Staff Comment 25, the Staff notes that the presentation of the Long/Short Credit Account, a sleeve of an open-end fund, does not fall within the four corners of the Staff’s existing guidance provided in the Nicholas-Applegate Mutual Funds No-Action Letter and its progeny.

3.   Staff Comment: With respect to Staff Comment 39, please revise the proposed disclosure to reflect that the Long/Short Credit Account is a sleeve of the Collins Alternative Solutions Fund.

Response:  The Trust responds to each of the Staff’s comments by supplementally confirming the Fund has removed the presentation of prior performance of the Long/Short Credit Account and all related references from the prospectus.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers